

June 3, 2022

Mark Tatterson
Chief Financial Officer
UNITED BANKSHARES INC/WV
514 Market St.
Parkersburg, WV 26101

>   **Re: UNITED BANKSHARES INC/WV**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 1, 2022**
>   **File No. 002-86947**

Dear Mr. Tatterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

2021 Compared to 2020
Portfolio Loans, page 45

1.   We note your 2021 Community Bankers Trust Corporation acquisition and your 2020 Carolina Financial Corporation acquisition on page 39 that include $1.28 billion and $3.29 billion of loans and leases, net of unearned income, respectively. Due to these significant increases in acquired loans, please provide us proposed revised disclosure for future filings to detail the amount of loans acquired and outstanding by loan type for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg at 202-551-2339 or Bonnie Baynes at 202-551-4924 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance